UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On January 14, 2026, Antelope Enterprise Holdings Limited (the “Company” or the “Registrant”) issued a press release announcing that, on January 12, 2026, the Company received a notice (the “Delinquency Letter”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that, because the Company not yet filed a Form 6-K containing an interim balance sheet and income statement as of the end of its second quarter for its fiscal half year ended June 30, 2025 (the “2025 Interim Report”), it no longer complies with Nasdaq Listing Rule 5250(c)(1) (the “Rule”), which requires that listed companies timely file all required periodic financial reports with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company has 60 calendar days from receipt of the notice to submit to Nasdaq a plan to regain compliance with the Rule (the “Compliance Plan”). If Nasdaq accepts the Compliance Plan, then Nasdaq may grant the Company an exception of up to 180 calendar days from the 2025 Interim Report’s due date, or until June 29, 2026.

In determining whether to accept the Company’s Compliance Plan, the Staff will consider such things as the likelihood that the 2025 Interim Report, along with any subsequent periodic filing that will be due, can be made within the 180 day period, the Company’s past compliance history, the reasons for the late filing, other corporate events that may occur within the Staff’s review period, the Company’s overall financial condition and its public disclosures. If Nasdaq does not accept the Compliance Plan, then the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

The Company intends to submit a Compliance Plan and file the 2025 Interim Report within the time periods specified above.

The Delinquency Letter has no immediate impact on the listing of the Company’s Class A ordinary shares on the Nasdaq Capital Market, which will continue trading under the symbol “AEHL”. However, if the Company fails to regain compliance with the Rule, the Company’s Class A ordinary shares will be subject to delisting from the Nasdaq.

The press release announcing the change in fiscal year is included as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release, dated January 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2026	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Tingting Zhang
Tingting Zhang
Chief Executive Officer